EXHIBIT A

FORM OF AMENDMENT TO THE ARTICLES OF INCORPORATION

FIRST. The name of this corporation is: VIASTAR MEDIA CORPORATION (hereinafter, the "Corporation")

FOURTH. The Corporation shall have the authority to issue 110,000,000 shares divided into two classes as described below. Furthermore the outstanding securities of this Corporation may be forward or reverse split by resolution of the Board of Directors and without shareholder approval.

Common Capitalization. The Corporation shall have the authority to issue 100,000,000 shares of common voting stock having a par value of one mill ($0.001) per share. All common voting stock of the Corporation shall be of the same class and shall have the same rights and preferences. Fully paid shares of common stock of the Corporation shall not be liable for further call or assessment. The authorized shares shall be issued at the discretion of the Board of Directors of the Corporation.

Preferred Capitalization. The Corporation shall also have authority to issue 10,000,000 shares of preferred stock having a par value of one hundredth ($0.01) per share. The Board of Directors shall, by resolution and without further approval of the shareholders of the Corporation, prescribe the classes, series and the number of each class or series of such preferred stock and the voting powers, designations, preferences, limitations, restrictions and relative rights of each such class or series. Fully paid shares of preferred stock of the Corporation shall not be liable for further call or assessment. The authorized shares shall be issued at the discretion of the Board of Directors of the Corporation.